VIA EDGAR (Correspondence Filing)

October 26, 2016

Valerie Lithotomos

Office of Disclosure and Review

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC  20549

            Re:      Wakefield Alternative Series Trust, Files Nos.:  333-177169; 811-22612

Dear Ms. Lithotomos:

            On August 29, 2016, Wakefield Alternative Series Trust (the "Registrant"), on behalf of Wakefield Managed Futures Strategy Fund (the "Fund"), filed Post-Effective Amendment No. 12 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Please find below the Registrant's responses to oral comments that you provided on October 12, 2016 to Andrew Davalla.  Each comment is set forth below and followed by the response of the Registrant, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

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Comment 1

Please revise Footnote 3 to the Fund’s fee table to clarify any potential recoupment of previously waived and/or reimbursed fund operating expenses.

Response

The following revised disclosure has been added as Footnote 3 to the Fund’s fee table (revised disclosure in italics):

The Wakefield Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until October 31, 2017, to ensure that total annual fund operating expenses (including organizational and offering costs) after fee waiver and/or reimbursement (exclusive of any taxes, 12b-1 fees, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, if any, acquired fund fees and expenses, or extraordinary expenses such as litigation) will not exceed 1.89% of average daily net assets attributable to Class A, Class C and Class I shares, respectively.  Under certain conditions, the adviser may recapture operating expenses reimbursed under this agreement for a period of three years following the fiscal year in which such reimbursement occurred, if the recapture can be achieved within the expense limits in effect at the time of such reimbursement and any expense limits in place at the time of the recapture, whichever is less.

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Comment 2

Please confirm that the fund expense examples only reflect the one year contractual period for the Fund’ operating expense limitation agreement.

Response

The Registrant so confirms.

Comment 3

With respect to following sentence, please clarify the disclosure regarding exemptions from registration such Underlying Funds would rely on.

“Although some Underlying Funds are publicly traded, many offer their securities through private placements without registration with the Securities and Exchange Commission ("SEC").”

Response

The disclosure has been revised as follows:

Although some Underlying Funds are publicly traded, many offer their securities through private placements that rely on certain exemptions from registration with the Securities and Exchange Commission ("SEC").

Comment 4

With respect to the Fund’s disclosure regarding its use of derivative instruments, please confirm that the Registrant has considered the Barry Miller 2011 letter to the ICI.

Response

The Registrant confirms that it has considered the Barry Miller 2011 letter to the ICI regarding its use of derivative instruments.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Andrew J. Davalla

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